EXHIBIT 12

VANGUARD HEALTH SYSTEMS, INC.
Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)

	For the Year Ended June 30,					Nine Months Ended March 31,		Pro Forma Year Ended June 30,	Pro Forma Nine Months Ended March 31,

	1998	1999	2000		2001		2002	2001		2002

Income (loss) from continuing operations before income taxes	$(2,713)	$(6,421)	$(181)		$10,671		$12,096	$(5,141)		$10,810
Equity method (income) loss	68	(240)	74		(165)		(397)	(165)		(397)
Portion of rents representative of interest	105	560	1,709		3,058		2,614	3,622		2,614
Interest, including amortization of debt issuance expense	330	4,395	9,235		17,491		22,895	31,111		24,181

Earnings	$(2,210)	$(1,706)	$10,837		$31,055		$37,208	$29,427		$37,208

Portion of rents representative of interest	105	560	1,709		3,058		2,614	3,622		2,614
Interest including amortization of debt issuance expense	330	4,395	9,235		17,491		22,895	31,111		24,181

Fixed Charges	$435	$4,955	$10,944		$20,549		$25,509	$34,733		$26,795

Ratio of earnings to fixed charges	―	―	―		1.51		1.46	―		1.39

Amount by which earnings are inadequate to cover fixed charges	$2,645	$6,661	$107	$	―	$	―	$5,306	$	―